# Form C

## Cover Page

Name of issuer:

MBZ Parts Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: CA

Date of organization: 10/13/2020

Physical address of issuer:

237 W Orange Show Ln
San Bernardino CA 92408

Website of issuer:

http://www.mbzparts.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise,

and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

20,834

Price:

$2.50000

Method for determining price:

Dividing pre-money valuation $2,939,062.00 (or $2,821,500.00 for investors in the first $79,999.20) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,001.60

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$299,999.20

Deadline to reach the target offering amount:

4/30/2023

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

Current number of employees:

6

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $50,947.00 | $15,000.00 |
| Cash & Cash Equivalents: | $12,205.00 | $0.00 |
| Accounts Receivable: | $13,232.00 | $0.00 |
| Short-term Debt: | $361,715.00 | $38,140.00 |
| Long-term Debt: | $31,562.00 | $0.00 |
| Revenues/Sales: | $21,646.00 | $0.00 |
| Cost of Goods Sold: | $14,010.00 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($419,191.00) | ($23,140.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or

misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

1. Name of issuer:

MBZ Parts Inc.

## COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Sheila P. Heaney | Owner | ReInvent The Wheel | 2020 |

| | | | |
|---|---|---|---|
| Eliza Behlen | Inventory & Supply Chain Manager | ReInvent The Wheel | 2020 |
| Fred Watts | Lead Technician | ReInvent The Wheel | 2021 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Sheila P. Heaney | President | 2020 |
| Sheila P. Heaney | CEO | 2020 |
| Sheila P. Heaney | CFO | 2020 |
| Sheila P. Heaney | Founder | 2020 |
| Eliza Behlen | Secretary | 2020 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| ReInvent The Wheel LLC (100% owned by Sheila Heaney) | 750000.0 Common Stock | 76.87 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To*

*circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan.* ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> The Company has debt and only modest revenue. When we began fundraising in 2021, MBZ Parts (the "Company" or simply "we") had not generated revenue. Additionally, we have been incurring debts during the start-up phase of our business which we estimate will

total approximately $200,000 to $300,000 associated with the purchase of parts inventories, tools, equipment, data, digital assets, leasing facilities, and professional services. We anticipate it will take time for revenues to substantially exceed start-up costs and ongoing expenses, if this will ever occur. We cannot provide any guarantees that the business will ever be profitable. February 2023 Update: In 2022 we undertook a major liquidation of part of our inventory and sold many items at wholesale prices to downsize the Company's footprint in our warehouse and quickly generate revenue so as to pay all of our expenses in the meantime. Thus, we had enough revenue to cover all of our expenses in 2023. We are now planning to find another business to occupy part of our warehouse to reduce our share of costs for our large warehouse space. We hope to generate a profit in 2023 as a result of lowering our costs of our warehouse space and selling more of our inventory at retail prices, however, there are no guarantees we will actually make a profit this year or in future years due to our numerous expenses, debts, and all of the risks discussed in this risk factors statement.

Risks Associated with Raising Capital are numerous.

We will rely on external financing to fund our operations. As of this writing, only some of that financing has been obtained and our current crowdfunding campaign is intended to raise the rest that we expect we will need for the foreseeable future. There is no guarantee that we will be successful in raising the funds necessary to carry out our business plan. There is risk that our cost estimates are too low or that we have overlooked some necessary expenses, and that we will actually require greater investment capital than is planned at this time. Therefore, there is considerable risk that the business' resources will need to be devoted to capital raising for months or years before we are able to fully implement our business plan. In the meantime, the market could change in numerous ways, such as by the entry of additional competitors or growth of some or our existing competitors, our costs could increase, and other changes to market could occur, causing delays in achieving profitability, and possibly even causing our business to fail. We anticipate, based on our current proposed plans and assumptions relating to our operations that, if we raise approximately $600,000 to $800,000 in the first half of 2021, it will be sufficient to begin operating as planned. However, these estimates might be flawed and we may need to raise additional capital which, could divert our resources to raising capital instead of on critical operations, which could negatively impact our business in numerous ways.

February 2023 Update: We have raised approximately $166,000 prior to accepting any investments through crowdfunding on Wefunder. We hope to raise up to $299,999.20 through investment crowdfunding via Wefunder.com in 2023. The Company business plan has been adapted to require slightly less capital than we originally envisioned. The risks of insufficient capitalization and as described in this risk factors statement remain significant.

We may be under-estimating some or all of the following factors related to our funding needs and to our overall success:

The actual cost of beginning and expending our operations;
The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
The rate of progress and cost of development activities;
The need to respond to technological changes and increased competition;
The cost and delays in development of our website that may result from changes in regulatory requirements applicable to our products and our reliance on contract labor in our website development and management;
Sales and marketing efforts;
Unforeseen difficulties in establishing and maintaining an effective sales and distribution system; and
Lack of demand for and market acceptance of our products and services.

Given our lack of business history, conventional bank and other institutional sources of financing are unavailable to us. We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed. If additional capital is available, we cannot guarantee that it will be available on favorable terms. We may need to borrow money on terms that could impose significant restrictions on our operations. We may need to devote substantial amounts of staff and officers' time on raising capital instead of on business operations. Other potential sources of capital could be scarce or come with other significant costs and other drawbacks. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our

prospects must be considered in light of the risks that any new company encounters.

This business was recently incorporated and has no history upon which an evaluation of our prospects and future performance can be made. While our business plan describes some aspects of our parent company, ReInvent the Wheel LLC, that have some operating history and that will be transferred to MBZ Parts, we cannot assume that this transfer will occur completely smoothly and any past success with components of our business does not assure future success for the MBZ Parts Company which we foresee will be considerably more complex. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a new business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. There can be no assurances that we will ever operate profitably.
February 2023 Update: We have been operating out of our San Bernardino, California facility since May 2021 and thus we have generated revenues from sales as shown in our financial statements, however, this is only a short operating history so the lack of operating history on which to evaluate the business remains a risk.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

MBZ Parts will be highly dependent on the key personnel who are introduced in our business plan. Recruiting and retaining highly qualified personnel is critical to our success. To successfully implement our business plan we will need to hire additional personnel as well as retain our existing management team. We face intense competition for personnel. The failure to attract and retain personnel with appropriate expertise could delay or halt the development of our business. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in implementing our business plan, loss of customers and sales, and diversion of management resources, which could adversely affect operating results. Any of our staff, officers, consultants, and advisors may currently be employed by third parties or may in the future become employed by third parties which limit their availability to us. At this time we do not have a plan detailing how to replace any of our key personnel in the case of death, disability, or termination of employment for any reason.

Control of the Company Rests with Key Personnel

Control of the company currently lies with its founder and CEO, Sheila P. Heaney, through her single member LLC (ReInvent the Wheel, an Oregon LLC). There are several other minority shareholders who hold some voting rights in the corporation, however, Ms. Heaney is a controlling shareholder and will remain as such for the foreseeable future until there is some major refinancing event or sale of the entire business. Investors must rely upon the business judgment and skills of Ms. Heaney, any directors elected to the board of directors by her and any minority shareholders, and any advisors that the corporation chooses to consult.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees. In particular, the Company is dependent on Ms. Heaney who is the CEO of the Company. There can be no assurance that she will continue to work for the Company for any particular period of time. The loss of Ms. Heaney or any member of the board of directors or any executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Automotive Parts Sales are part of a Competitive Global Industry

We face competition with respect to sales of Mercedes-Benz parts as described in the Market Analysis in our business plan. Our competitors include major companies worldwide in addition to numerous local and regional companies. Some of our competitors have significantly greater financial, technical, technological, and human resources than we have. Some of our competitors have superior brand recognition and marketing and thus may be better equipped than us to gain business. For example, some of our competitors have relationships with insurance companies that refer customers to them. These competitors likely also compete with us in recruiting and retaining qualified personnel and internet sales technologies among other resources. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, or by making greater investment in marketing, website development, human resources, or parts inventories. As with any enterprise providing sales of goods or services through the internet, we face the risk that any number of competitors may be forming without our knowledge, and that any such new competitors could suddenly emerge with large amounts of investment capital available to overshadow our marketing efforts.

Accordingly, our competitors, new or old, may be able to sell products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our business will generate meaningful additional revenues from our products.

We rely on other companies to provide parts.

We depend on various other sources for our parts inventory and all of these sources are vulnerable to disruptions caused by natural disasters, severe weather, acts of terrorism, nuclear facility accidents, pandemics, labor disputes, civil unrest, changing market conditions, and other forces that are impossible to predict. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from anywhere, but especially those from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, changing international relations, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. Our ability to continue to obtain parts inventory could easily be disrupted by any of these circumstances.

We depend on third-party service providers and software licensors, and we outsource providers for our web catalog services. MBZ Parts works with contracted web developers. We rely on other third parties for licensing other software. These services could be disrupted and affect our ability to process, record, and report transactions with our customers and suppliers, among other core business functions. Such interruptions could occur for numerous reasons, most of which are outside our control. Such interruptions could result in pursuing a replacement web development team which could considerably increase our costs.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company’s products and services and maintaining the integrity of the data

that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality control program. An inability to address a quality or safety issue in an effective and timely manner may  cause negative publicity and/or a loss of customer confidence in us, which may result in the loss of sales and difficulty in successfully launching new products.

Risks Related to Insurance Coverage

While we have been working with an insurance broker who has been diligently searching for adequate insurance policies to cover our business, as of this writing we do not yet have insurance policies in place to cover all foreseeable liabilities of our business. There is a risk that we won't be able to maintain adequate insurance to cover all potential liabilities or that we will need to spend more money on insurance than as forecast in our current budget projections. The business of dismantling used vehicles and selling used parts is a difficult enterprise to insure due to its known risks, and many major insurance companies do not offer insurance policies for this type of business.

Additionally, workers' compensation insurance coverage for this type of work is very expensive.

A successful legal claim brought against us in excess of available insurance, not covered by insurance at all, or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

February 2023 Update: We have obtained all insurance policies which we believe to be necessary or prudent for our business, however, costs of insurance premiums continues to be a significant expense and these costs could rise in the future if we need to make claims for coverage and for various other reasons outside of our control.

One of the potential risks we face in the distribution of our products is liability resulting from low quality parts infiltrating the supply chain.

Because we source parts from various sources, we rely on various suppliers and their quality control measures, which comes with risks. In addition, in many situations we obtain parts salvaged from used vehicles, whose history is unknown to us so we must rely on our own inspection and testing of parts for quality control. While we have procedures to inspect products for quality, we

may obtain parts which appear to be in good condition but are actually of poor quality. It's possible we may occasionally inadvertently sell low quality parts to customers, which would negatively impact our customers' experience and could decrease customer demand for our parts and services. In addition, if there are serious injuries due to our faulty parts we could be subject to legal liability for such injuries and there can be no assurance that the insurance coverage we maintain will be sufficient or  available in adequate amounts or at a reasonable cost.

Product safety and quality concerns, including concerns related to perceived quality of materials, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all our products and of Mercedes-Benz automobiles in general. If products taken to market are or become defective or damaged, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause our business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of the Merceds brand or particular automotive parts may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for our products.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

In the event that parts sold by MBZ Parts were to be defective, we could be liable not just for the cost of the part but also for injuries or property damage resulting for the defective part, even if we did not manufacture or repair the part. While we plan to carry products liability insurance, a major safety incident may be inadequately covered by insurance, which could jeopardize the business.

Further, in the event that a new model Mercedes is released with design defects prompting safety concerns and recalls, the reputation of the Mercedes-Benz brand

could be impacted, thus impacting the market for Mercedes-Benz vehicles and parts generally, which could have an adverse effect on our sales.

We may implement new lines of business or offer new products and services within existing lines of business.

We are contemplating numerous potential additional lines of business for the future of MBZ Parts. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources with uncertain returns on investment of our resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. For the same reasons as discussed elsewhere in this statement on risk factors related to being a new business, we may not be successful in introducing new products and services, or those new products may not achieve market acceptance. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products is highly correlated with general economic conditions.

As a luxury car parts business, a substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability which are likely to occur at some point in the future. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our financial results. Poor economic conditions, and related factors, including consumer confidence, employment levels, interest rates, availability of credit, costs of housing and consumer products, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits in ways that harm our business.

Changing economic conditions and their impacts on our business are difficult to predict, so we or the industry may have excess inventory which may result in declines in prices for our products and low or no profits overall.

If the number of vehicles on the road or the number of vehicles involved in accidents declines or the number of cars being repaired declines, or the mix of the types of vehicles in the overall vehicle population changes, our business could suffer.

Our business depends on vehicle miles driven, vehicle

accidents, and mechanical failures, and is affected by changing consumer trends and economic conditions, among others, which are difficult to predict and not within our control. For example, increasing use of ride hailing apps (e.g. Uber, Lyft) could reduce the number of vehicles on the road. This could reduce sales of both new and used cars and reduce the need for mechanical repairs and maintenance, as motorists seek alternative transportation options. Other trends that might increase or decrease demand for automotive parts include many factors such as congestion of traffic, the number of auto accidents, which varies based on changing consumer behavior and effectiveness of accident avoidance systems in new vehicles and the condition of roadways. These changing conditions are difficult to predict and could have positive or negative impacts on demand for our products.

Intellectual property claims relating to aftermarket products could adversely affect our business.

Original equipment manufacturers ("OEMs") have attempted to use claims of intellectual property infringement against manufacturers and distributors of aftermarket products to restrict or eliminate the sale of aftermarket products that are the subject of the claims. To the extent OEMs and other manufacturers obtain design patents or trademarks and are successful in asserting claims of infringement of these patents or trademarks against us, we could be restricted or prohibited from selling certain aftermarket products, which could have an adverse effect on our business. We may be subject to costs and uncertainties of litigation as well as restrictions on our ability to sell aftermarket parts that replicate parts covered by those design patents or trademarks.

We collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, process payments, or otherwise communicate and interact with us. Collection and storage of this information comes with inherent risks.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information

security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Additionally, California and the European Union have in the past several years enacted new consumer privacy laws seeking to protect consumers' internet data privacy, and other jurisdictions may soon follow suit. These consumer privacy laws may apply to our business because we collect, use, and share information about our customers. While we plan to implement reasonable efforts to comply with these laws, these laws create legal risks for us. Despite our efforts to comply with consumer privacy laws, this area of the law is new and quickly evolving, therefore, we could fail to comply with all aspects of relevant laws despite reasonable efforts made to stay abreast of changing laws and best practices for compliance, and therefore we could be subject to fines, penalties or other liabilities and we may need to expend considerable resources on legal counsel, information technology systems, and operating resources to ensure we comply with these laws.

Increasing costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially.

There can be no assurance that advances in computer capabilities or other developments will prevent the compromise of our payment transaction processing and personal data storage systems.

If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, we could be liable and it could have a material adverse effect on our reputation, operating results and financial condition.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our

information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

In addition to possible aforementioned "cyber attacks" and other malicious activity, other incidents could give rise to an information security breach, such as natural disasters, power outages, or by the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property by our own employees. Consequences of such incidents could include loss of sales.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through numerous marketing channels. Our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation.

Our business could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business and we believe these risks may be especially high as we expand to marketing in countries outside the US whose economic and legal systems are less stable.

Our major supplier relies on salvage permits and must conform to numerous regulatory requirements which poses risks.
Our parent company, ReInvent the Wheel, LLC, is a licensed salvage yard in Merlin, Oregon. We plan for

licensed salvage yard in Merlin, Oregon. We plan for MBZ Parts to become the licensed entity and to assume the salvage operations in Merlin in the near future. Salvage operations must obtain licenses and permits from state and local governments to conduct their operations and these licenses and permits must be renewed from time to time. In addition, there are numerous regulations affecting these operations and failure to comply can result in fines. We may rely on other salvage yards for parts from time to time. There can be no assurance that future approvals of necessary licenses and permits will be granted to either our parent company or to our Company. In the event that ReInvent the Wheel fails to maintain necessary permits and licenses, we would lose a major supplier of parts and if MBZ Parts fails to obtain all necessary permits and licenses then our ability to implement our business plan will be significantly hindered for as long as we are unable to obtain those permits or licenses.

We will be leasing facilities, which is inherently risky compared to owning our own facilities.

We are currently looking for a facility to lease in southern California. We do not plan to raise enough capital to purchase a facility, however, leasing commercial property is inherently risky. We intend to seek legal counsel to advise us in negotiating a lease agreement, however, the real estate market in California fluctuates considerably and there can be no guarantees that we will find a facility to lease on favorable terms. To have the proper facilities we need for our operations, we may need to incur the costs of major tenant improvements on a facility that we lease for limited periods of time, which might not be cost efficient. There can be no guarantees that we will be able to afford to maintain our lease, which could make us vulnerable to liability. There can be no guarantees that we will not encounter other challenges associated with leasing property, such as conflicts with the landlord, hidden flaws in the building structure which cause disruptions to our operations, and other challenges associated with leasing property.
February 2023 Update: We are leasing a facility in San Bernardino, California and the costs of maintaining this lease are quite high in comparison to our revenues thus far. We are pursuing an arrangement with another business to share the facility so as to reduce our cost burden, however, sharing our facility with another business will entail some challenges and risks. Overall, accessing and maintaining facilities necessary for our inventory storage and sales in our region continues to be a challenge and to pose risks as described above.

Climate Change May Adversely Affect Our Operations

Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation, droughts, heat waves, and extreme weather events. Recent severe wildfire events in California have caused intermittent poor air quality, loss of buildings and other structures to fire, and prompted evacuations. Such wildfire events are expected to occur more frequently due to climate change. These events, if they occur near our facilities, could create significant disruptions to our operations and to the economy overall, resulting in loss of revenue for our business. Increasing frequency and severity of wildfires may not be the only impact of climate change on our business. Sever weather events in other regions could impact our suppliers, which could impact us. Overall, climate change could have a material adverse effect on our business.

Climate Change Regulations May Adversely Impact our Business.

Legislation and regulation regarding climate change could incentivize use of electric vehicles and discourage or prohibit use of older vehicles such as the classic Mercedes cars whose parts our business sells. Therefore, climate and other environmental regulations could drastically reduce or eliminate demand for many of our products, causing our future revenues to be much less than projected. We cannot currently predict if and when such legislation or regulation might occur, nor the precise effect such legislation and regulation may have on our operations, but it could be significantly impact us.

Even without legislation or rules incentivizing electric vehicles, consumer trends favoring electric vehicles due to their lack of tailpipe emissions could impact demand for classic cars and their parts.

We handle toxic materials and environmental regulations impact our business.

We are subject to various federal and state environmental protection regulations governing vehicle emissions (which are affected by car parts), hazardous substances in our facilities, waste water, and other matters. California in particular has especially strict auto emissions standards among other environmental laws which impact the automotive industry nation-wide.
Should California, Oregon, or any jurisdiction in which

Should California, Oregon, or any jurisdiction in which we sell parts adopt stricter automobile emissions standards we may be further constrained as far as parts we are able to sell. Some of our parts inventory could substantially decline in value suddenly if stricter emission standards are enacted which eliminate or reduce the utility of some of our parts.

We are also required to obtain environmental permits from governmental authorities for certain of our operations. If we violate or fail to obtain or comply with these laws, regulations, or permits, we could be fined or otherwise sanctioned by regulators or lose our operating permits. We could also become liable if employees or other parties are improperly exposed to hazardous materials. We have an environmental management process designed to facilitate and support our compliance with these requirements; we cannot assure you, however, that we will at all times be in complete compliance with such requirements.

We have made and will continue to make capital and other expenditures relating to environmental matters. Although we presently do not expect to incur any capital or other expenditures relating to environmental controls or other environmental matters in amounts that would be material to us, we may be required to make such expenditures in the future.

Under certain environmental laws, we could be held responsible for all of the costs relating to any contamination at, or migration to or from, our own or our predecessors' past or present facilities and at independent waste disposal sites. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances. Many of our facilities are located on or near properties with a history of industrial use that may have involved hazardous materials. As a result, some of our properties may be contaminated. Some environmental laws hold current or previous owners or operators of real property liable for the costs of cleaning up contamination. These environmental laws also impose liability on any person who disposes of, treats, or arranges for the disposal or treatment of hazardous substances, regardless of whether the affected site is owned or operated by such person, and at times can impose liability on companies deemed under law to be a successor to such person.

Customers or other third parties may also make claims against owners or operators of properties, or successors to such owners or operators, for personal injuries and property damage associated with releases of hazardous or toxic substances.

or toxic substances.

Contamination resulting from vehicle recycling processes can include soil and ground water contamination from the release, storage, transportation, or disposal of gasoline, motor oil, antifreeze, transmission fluid, chlorofluorocarbons ("CFCs") from air conditioners, other hazardous materials, or metals such as aluminum, cadmium, chromium, lead, and mercury. For example, contamination from the refurbishment of chrome plated bumpers can occur from the release of the plating material. Contamination can migrate on-site or off-site, which can increase the risk, and the amount, of any potential liability.

Environmental laws are complex, change frequently, and have tended to become more stringent over time. Costs and risks of compliance is likely to increase, not decrease, over time. Our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances, may adversely affect our business, results of operations, or financial condition.

Existing or new laws and regulations, or changes to enforcement or interpretation of existing laws or regulations, may prohibit, restrict or burden the sale of aftermarket, recycled, refurbished or remanufactured products.

Most states have passed laws that prohibit or limit the use of aftermarket automobile parts in collision repair work. These laws include requirements relating to consumer disclosure, vehicle owner's consent regarding the use of aftermarket products in the repair process, and the requirement to have aftermarket products certified by an independent testing organization. Additional legislation of this kind may be introduced in the future. If additional laws prohibiting or restricting the use of aftermarket products are passed, it could have an adverse impact on our aftermarket products business.
Certain organizations test the quality and safety of vehicle replacement products. If these organizations decide not to test a particular vehicle product, or in the event that such organizations decide that a particular vehicle product does not meet applicable quality or safety standards, we may decide to discontinue sales of such product or insurance companies may decide to discontinue authorization of repairs using such product. Such events could adversely affect our business.

Some jurisdictions have enacted laws prohibiting or severely restricting the sale of certain recycled products

that we provide, such as airbags. In addition, laws relating to the regulation of parts affecting vehicle emissions may impact sales of certain products in our inventory. These laws could prohibit or severely restrict the sale of additional recycled products. The passage of legislation with prohibitions or restrictions that are more severe than current laws could have a material adverse impact on our business. Additionally, Congress could enact federal legislation restricting the use of aftermarket or recycled automotive products used in the course of vehicle repairs.

The Federal Trade Commission has issued guides that regulate the use of certain terms such as "rebuilt" or "remanufactured" in connection with the sale of automotive parts.

Any of these regulatory restrictions on the products we are able to sell and on the marketing of such products could decrease our revenue and have an adverse effect on our business and operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production of new Mercedes-Benz parts could have an adverse effect on our business because although we sell used parts for classic cars, sales of newly manufactured parts constitutes a significant portion of our revenue. A disruption could occur at any of the facilities of our suppliers or distributors or could occur on a more wide-spread level affecting numerous such facilities. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks, nuclear facility accidents, or terrorism, among other disasters. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

This Risk Factors Statement May Not Address All Risks. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS MEMORANDUM AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Wefunder limits the risk factors here to 30 and thus the

ones listed here do not encompass the full extent of risks for this investment. A complete document of risk factors for investment in MBZ Parts is listed in the documents section on the main company page.

Funds raised in this round will be used to pay off short-term debts. Not raising enough to pay off these debts in a timely manner will slow down the Company's growth projections.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Eliza Behlen is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# The Offering

## USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,002**

Use of Proceeds: 92.5% Debt consolidation for Inventory moving costs, 7.5% Wefunder fees.

---

If we raise: **$299,999**

Use of Proceeds: 92.5% Debt consolidation for Inventory moving

Proceeds: costs, 7.5% Wefunder fees.

*INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.*

## DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of**

the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

# Ownership and Capital

# Structure

## THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $2,939,062.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

MBZ Parts Inc. is offering up to 121,333.00 shares of Preferred Stock, at a price per share of $2.50.

Investors in the first $79,999.20 of the offering will receive stocks at a price per share of $2.40, and a pre-money valuation of $2,821,500.00

The campaign maximum is $299,999.20 and the campaign minimum is $50,001.60.

**Securities Issued by the SPV**

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

**Voting Rights**

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

**Proxy to the Lead Investor**

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

**Restriction on Transferability**

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

## RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

## DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Preferred Stock | 200000 | 200000 | No |
| Common Stock | 1800000 | 975625 | Yes |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | |

Describe any other rights:

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock. As of December 31, 2021, no dividends had been declared.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease.

represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of

additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

*Loan*

| | |
|---|---|
| **Lender** | US Bank |
| **Issue date** | 12/31/20 |
| **Amount** | $25,000.00 |
| **Outstanding principal plus interest** | $24,994.00 as of 02/23/23 |
| **Interest rate** | 6.0% per annum |
| **Maturity date** | 01/01/24 |
| **Current with payments** | Yes |

*LOC Account*

*Loan*

| | |
|---|---|
| **Lender** | Francis William Michel Jr |
| **Issue date** | 04/25/21 |
| **Amount** | $80,000.00 |
| **Outstanding principal plus interest** | $80,000.00 as of 01/31/23 |
| **Interest rate** | 12.0% per annum |
| **Maturity date** | 12/31/23 |
| **Current with payments** | Yes |

*LOC account*

*Loan*

| | |
|---|---|
| **Lender** | Francis William Michel Jr |
| **Issue date** | 05/19/21 |
| **Amount** | $40,000.00 |
| **Outstanding principal plus interest** | $40,000.00 as of 02/27/23 |
| **Interest rate** | 36.0% per annum |
| **Maturity date** | 05/20/24 |
| **Current with payments** | Yes |

*LOC account*

*Loan*

| | |
|---|---|
| **Lender** | Eliza Behlen |
| **Issue date** | 06/29/21 |
| **Amount** | $31,562.00 |
| **Outstanding principal plus** | $34,299.00 as of |

| | |
|---|---|
| **interest** | 02/23/23 |
| **Interest rate** | 6.0% per annum |
| **Maturity date** | 06/25/29 |
| **Current with payments** | Yes |

*Loan*

| | |
|---|---|
| **Lender** | SBA |
| **Issue date** | 01/31/22 |
| **Amount** | $100,100.00 |
| **Outstanding principal plus interest** | $98,636.00 as of 01/31/23 |
| **Interest rate** | 3.0% per annum |
| **Maturity date** | 12/25/52 |
| **Current with payments** | Yes |

*EIDL loan.*

*Loan*

| | |
|---|---|
| **Lender** | Fred Behlen |
| **Issue date** | 12/26/22 |
| **Amount** | $30,000.00 |
| **Outstanding principal plus interest** | $30,160.00 as of 02/23/23 |
| **Interest rate** | 3.3% per annum |
| **Maturity date** | 04/01/23 |
| **Current with payments** | Yes |

*Loan*

| | |
|---|---|
| **Lender** | Paypal |
| **Issue date** | 01/05/23 |
| **Amount** | $11,967.00 |
| **Outstanding principal plus interest** | $8,232.00 as of 02/23/23 |
| **Interest rate** | 16.0% per annum |
| **Maturity date** | 04/24/23 |
| **Current with payments** | Yes |

*Loan*

| | |
|---|---|
| **Lender** | Stripe |
| **Issue date** | 01/05/23 |
| **Amount** | $13,052.00 |
| **Outstanding principal plus interest** | $12,979.00 as of 02/23/23 |
| **Interest rate** | 10.0% per annum |

| | |
|---|---|
| **Maturity date** | 02/28/24 |
| **Current with payments** | Yes |

*Loan*

| | |
|---|---|
| **Lender** | ReInvent The Wheel |
| **Issue date** | 02/19/23 |
| **Amount** | $100,000.00 |
| **Outstanding principal plus interest** | $79,608.00 as of 02/19/23 |
| **Interest rate** | 36.0% per annum |
| **Maturity date** | 09/01/21 |
| **Current with payments** | Yes |

*Flux LOC account with parent company*

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 1/2021 | Regulation D, Rule 506(c) | Common stock | $20,000 | General operations |
| 1/2021 | Regulation D, Rule 506(c) | Common stock | $166,000 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Francis William Michel Jr |
| **Amount Invested** | $80,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 04/25/21 |
| **Outstanding principal plus interest** | $80,000.00 as of 01/31/23 |
| **Interest rate** | 12.0% per annum |
| **Maturity date** | 12/31/23 |
| **Current with payments** | Yes |
| **Relationship** | Shareholder |

| | |
|---|---|
| **Name** | Francis William Michel Jr |
| **Amount Invested** | $40,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 05/19/21 |
| **Outstanding principal plus interest** | $40,000.00 as of 02/27/23 |
| **Interest rate** | 36.0% per annum |
| **Maturity date** | 05/20/24 |
| **Current with payments** | Yes |
| **Relationship** | Shareholder |

| | |
|---|---|
| **Name** | Eliza Behlen |
| **Amount Invested** | $31,562.00 |
| **Transaction type** | Loan |
| **Issue date** | 06/29/21 |
| **Outstanding principal plus interest** | $34,299.00 as of 02/23/23 |
| **Interest rate** | 6.0% per annum |
| **Maturity date** | 06/25/29 |
| **Current with payments** | Yes |
| **Relationship** | Employee |

| | |
|---|---|
| **Name** | Rebecca Behlen |
| **Amount Invested** | $5,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 12/05/21 |
| **Outstanding principal plus** | $0.00 as of |

| | |
|---|---|
| **interest** | 12/30/22 |
| **Interest rate** | 0.0% per annum |
| **Maturity date** | 03/07/22 |
| **Relationship** | Sibling of employee |

| | |
|---|---|
| **Name** | Eliza Behlen |
| **Amount Invested** | $9,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 12/05/21 |
| **Outstanding principal plus interest** | $0.00 as of 12/30/22 |
| **Interest rate** | 0.0% per annum |
| **Maturity date** | 03/07/22 |
| **Relationship** | Employee |

| | |
|---|---|
| **Name** | Fred Behlen |
| **Amount Invested** | $35,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 03/01/22 |
| **Outstanding principal plus interest** | $0.00 as of 08/23/22 |
| **Interest rate** | 0.0% per annum |
| **Maturity date** | 08/24/22 |
| **Relationship** | Parent of employee |

| | |
|---|---|
| **Name** | Fred Behlen |
| **Amount Invested** | $30,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 12/26/22 |
| **Outstanding principal plus interest** | $30,160.00 as of 02/23/23 |
| **Interest rate** | 3.3% per annum |
| **Maturity date** | 04/01/23 |
| **Current with payments** | Yes |
| **Relationship** | Parent of company employee |

| | |
|---|---|
| **Name** | ReInvent The Wheel |
| **Amount Invested** | $100,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 02/19/23 |
| **Outstanding principal plus interest** | $79,608.00 as of 02/19/23 |
| **Interest rate** | 36.0% per annum |

| | |
|---|---|
| Interest rate | 36.0% per annum |
| **Maturity date** | 09/01/21 |
| **Current with payments** | Yes |
| **Relationship** | Parent Company |

ReInvent The Wheel LLC ("RTW") owns the majority of shares in MBZ Parts Inc ("MBZ"). Currently, MBZ owes RTW debt and is making irregular payments and accumulating interest. MBZ subleases a portion of the property at 500 Peach St in Merlin, OR from RTW. Currently, MBZ has a contract for technical mechanic services provided by RTW in Merlin.

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related

notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

MBZ Parts is an online-based seller of Classic Mercedes parts.

**Milestones**

MBZ Parts Inc. was incorporated in the State of California in October 2020.

Since then, we have:

- Strong Global Demand, Large International Market - $800M for parts up to 1993 alone
- Stable Industry in Uncertain Economic Times - Auto Parts Sales Grew During Lockdown
- Passionate Customer Base - 13,000+ Newsletter Subscribers
- Secure & Diverse Supply Chain - Already own $2M retail worth of inventory
- Few Industry Competitors - Many are aging out of the industry
- Data hurdles limit competition and growth; we're ready to implement our Tech Solution
- Parent company has been in business for 10 years

**Historical Results of Operations**

Our company was organized in October 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $21,646 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was 35.28% in fiscal year 2021.
- *Assets*. As of December 31, 2021, the Company had total assets of $50,947, including $12,205 in cash. As of December 31, 2020, the Company had $15,000 in total assets, including $0 in cash.

- *Net Loss*. The Company has had net losses of $419,191 and net losses of $23,140 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities*. The Company's liabilities totaled $393,277 for the fiscal year ended December 31, 2021 and $38,140 for the fiscal year ended December 31, 2020.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

**Liquidity & Capital Resources**

To-date, the company has been financed with $480,681 in debt and $186,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 9 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

MBZ Parts Inc. cash in hand is $33,486, as of February 2023. Over the last three months, revenues have averaged $31,000/month, cost of goods sold has averaged $6,266/month, and operational expenses have averaged $38,453/month, for an average burn rate of $13,719 per month. Our intent is to be profitable in 4 months.

Since the date our financials cover, we sold a significant

portion of our used parts inventory collection via wholesale purchases in 2022, though a great deal of inventory remains. We have downsized our operations in San Bernardino so that we can sublease out the majority of our warehouse space. We do not have a contract yet, but have multiple interested parties. We have completed the purchase of assets and operations from ReInvent The Wheel LLC, with final effective date of 1/9/23. (MBZ purchased all parts-related assets and operations from RTW. RTW still exists and operates a repair shop in Merlin, but has no parts-related operations). We are now producing retail-based revenue.

We expect revenue over the next three months to be a slight increase over the previous 3 months, to around $70k, and to around $90k in the next 6 months, as we have completed wholesale sales but now have all retail sales under our umbrella. We anticipate significant revenue growth this coming spring, as we continue to list more products into our digital catalog, and as our notoriety as a company grows. Once the warehouse sublease is underway, our expenses will reduce significantly, though we plan to hire additional team members that will close that gap within 4-6 months. We expect expenses during this timeframe to average 55k/month in 3 months, and to $65k/month in 6 months.

MBZ Parts roughly broke even in 2022, but may have had a slight profit (books are not yet finalized).

Currently our operations are not profitable as our rent expenses are too high. We expect to be profitable within 3-4 months, after we have secured a sublessee and our revenue has increased slightly. Additional capital will allow this to happen sooner, as our interest expenses are currently high.

We have received some private equity investment prior to our Wefunder raise, and we are accessing loans for the remainder of the capital we need to get operational.

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business,*

*such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Sheila P. Heaney, certify that:

(1) the financial statements of MBZ Parts Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of MBZ Parts Inc. included in this Form reflects accurately the information reported on the tax return for MBZ Parts Inc. filed for the most recently completed fiscal year.

Sheila P. Heaney

Owner

# STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security?
☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer

underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
>
> ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
>
> iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

> i. at the time of the filing of this offering statement bars the person from:
>
> > A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
> >
> > B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
> >
> > C. engaging in savings association or credit union activities? ☐ Yes ☑ No
>
> ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

> i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
>
> ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
>
> iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement,

orders the person to cease and desist from committing or causing a violation or future violation of:

> i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
>
> ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

*INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.*

*No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.*

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised

person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*

*(a) a description of the material content of such information;*

*(b) a description of the format in which such disclosure is presented; and*

*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.mbzparts.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird MBZ Subscription Agreement
SPV Subscription Agreement
MBZ Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Eliza Behlen
Fred Watts
Sheila P. Heaney

Appendix E: Supporting Documents

ttw_communications_82866_205918.pdf
ttw_communications_82866_205916.pdf
ttw_communications_82866_205914.pdf
ttw_communications_82866_205916.pdf
ttw_communications_82866_205925.pdf
ttw_communications_82866_205925.pdf
Articles_of_Incorporation_-_MBZ_Parts.pdf
Bylaws_Final_signed.pdf
RTW_and_MBZ_Explained.pdf
Risk_Factors.pdf

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird MBZ Subscription Agreement

SPV Subscription Agreement

MBZ Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Eliza Behlen

Fred Watts

Sheila P. Heaney

Appendix E: Supporting Documents

ttw_communications_82866_205918.pdf
ttw_communications_82866_205916.pdf

ttw_communications_82866_205914.pdf
ttw_communications_82866_205916.pdf
ttw_communications_82866_205925.pdf
ttw_communications_82866_205925.pdf
Articles_of_Incorporation_-_MBZ_Parts.pdf
Bylaws_Final_signed.pdf
RTW_and_MBZ_Explained.pdf
Risk_Factors.pdf

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

MBZ Parts Inc.

By

Sheila Heaney

CEO & Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

eliza s behlen

Inventory & Supply Chain Manager
2/28/2023

Sheila Heaney

CEO & Founder
2/28/2023

*The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.